DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Ed Batts ed.batts@dlapiper.com T 650.833.2073 F 650.687.1106

July 6, 2015

VIA COURIER AND EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Celeste M. Murphy, Legal Branch Chief
Larry Spirgel, Assistant Director
William Mastrianna, Attorney-Adviser
Paul Fischer, Attorney-Adviser
Robert S. Littlepage, Accounting Branch Chief
Christie Wong, Staff Accountant

Re:	Lumentum Holdings Inc. Registration Statement on Form 10 Amendment No. 4 Filed June 29, 2015 File No. 001-36861

Ladies and Gentlemen:

On behalf of Lumentum Holdings Inc. (“Lumentum” or the “Company”), we submit this letter in response to an oral comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as relayed in a telephonic notification from the Staff on July 2, 2015 and relating to the above referenced Amendment No. 4 to the Registration Statement on Form 10 (the “Registration Statement”) filed with the Commission on June 29, 2015. We are concurrently filing via EDGAR this letter as well as sending a hardcopy thereof.

Set forth below is the Company’s response to the Staff’s oral comment. This letter restates the comment of the Staff and the discussion set out below is the Company’s response.

Comment on Pro Rata Distribution

1.     We note that in response to comment #2 from our letter dated June 26, 2015, your additional statement in the Form 10, “Part of the proceeds from any sale of the retained stock may also be used for potential future acquisitions, although we have been informed by JDSU that none are currently under active consideration.” Please confirm that JDSU does not have any agreement to sell any of its retained stock, and whether there is any minimum period of time following the distribution during which JDSU would refrain from distributing its retained stock.

Division of Corporation Finance

Attention: Celeste M. Murphy, Legal Branch Chief

July 6, 2015

Page Two

We are counsel to both JDS Uniphase Corporation (“JDSU”), which in connection with the separation will be renamed Viavi Solutions Inc. (“Viavi”), and the Company. JDSU has instructed us to confirm to the Staff that JDSU has not conducted negotiations or entered into any plan or agreement to sell, either directly or through the use of an underwriter, the 19.9% equity stake in Lumentum Holdings Inc. proposed to be retained by Viavi (the “Retained Shares”). JDSU also has instructed us to inform the Staff that Viavi will not dispose of any of the Retained Shares for a minimum period of 180 calendar days from the date of distribution of Lumentum common stock (the “Minimum Period”), currently planned for 12:01 a.m. on July 26, 2015. Further, Lumentum also has instructed us to inform the Staff that it shall not request any registration statement pertaining to the Retained Shares to become effective prior to the end of the Minimum Period.

* * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We, JDSU and the Company appreciate the Staff’s attention to this correspondence filing. Please do not hesitate to contact me at: (650) 833-2073 if you have any questions regarding this letter.

Very truly yours,

DLA Piper LLP (US)

/s/ Ed Batts

Ed Batts

Partner

cc:	Thomas Waechter, (President & CEO, JDS Uniphase Corporation)

Rex Jackson (Executive Vice President and CFO, JDS Uniphase Corporation)

Kevin Siebert (General Counsel, JDS Uniphase Corporation)

Alan Lowe (President & CEO, Lumentum Holdings Inc.)

Judy Hamel (General Counsel-Designee, Lumentum Holdings Inc.)